UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 11, 2010	Financial Statements for the Fiscal Year Ended March 31, 2010 (U.S. Accounting Standards)

2	May 11, 2010	Notice on Distribution of Surplus

3	May 11, 2010	Considerations and Policies Regarding Minimum Stock Trading Unit Reduction

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
General Manager, Corporate Planning

Date: May 12, 2010

EXHIBIT 1
Financial Statements for the Fiscal Year Ended March 31, 2010 (U.S. Accounting Standards)
[Translation]
May 11, 2010

Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo (1st section), Osaka (1st section)
Code Number: 3591	URL: http://www.wacoalholdings.jp/
Representative: (Position) Representative Director	(Name) Yoshikata Tsukamoto
For Inquiries: (Position) General Manager Corporate Planning	(Name) Ikuo Otani Tel: (075) 682-1028
Scheduled Date of Ordinary Shareholders’ Meeting: June 29, 2010	Scheduled Commencement Date for Dividend Payment: June 7, 2010
Scheduled Date of Annual Securities Report Filing: June 29, 2010
(Amounts less than 1 million yen have been rounded.)
1.	Consolidated Results for the Fiscal Year Ended March 31, 2010 (April 1, 2009 — March 31, 2010)
(1)	Consolidated Business Results
(% indicates changes from prior fiscal year)

							Net Income
							Attributable to
							Shareholders of the
	Sales		Operating Income		Pre-tax Net Income		Company
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2010	163,297	(5.2)	3,810	(62.4)	3,123	(59.1)	2,524	(51.7)
Fiscal Year Ended March 31, 2009	172,276	3.9	10,129	(25.2)	7,627	(46.9)	5,230	5.3

	Net Income	Diluted Net	Ratio of Net Income
	Attributable to	Earnings	Attributable to
	Shareholders of the	Attributable to	Shareholders of the	Ratio of Pre-tax	Ratio of
	Company	Shareholders of the	Company to	Net Income to	Operating
	Per Share	Company Per Share	Shareholders’ Equity	Total Assets	Income to Sales
	Yen	Yen	%	%	%
Fiscal Year Ended March 31, 2010	17.86	17.85	1.5	1.4	2.3
Fiscal Year Ended March 31, 2009	36.75	36.74	3.0	3.4	5.9

(Note)	Equity in income/(loss) of equity-method investment: Fiscal Year ended March 31, 2010: 907 million yen; Fiscal Year ended March 31, 2009: 893 million yen
(2)	Consolidated Financial Condition

					Shareholders’
		Total Equity	Total Shareholders’	Total Shareholders’	Equity
	Total Assets	(Net Assets)	Equity	Equity Ratio	Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2010	223,387	173,553	171,630	76.8	1,215.52
Fiscal Year Ended March 31, 2009	213,486	167,967	165,873	77.7	1,181.00
(3)	Consolidated Cash Flow Status

				Balance of Cash and Cash
	Cash Flow from	Cash Flow used in	Cash Flow used in	Equivalents at End of Fiscal
	Operating Activities	Investing Activities	Financing Activities	Year
	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal Year Ended March 31, 2010	9,449	(2,698)	(5,438)	24,317
Fiscal Year Ended March 31, 2009	8,168	(4,714)	(7,448)	22,939

2.	Status of Dividends

	Dividend Per Share					Total		Ratio of
	End of	End of	End of			Amount of		Dividend to
	First	Second	Third			Dividends	Payout Ratio	Shareholders’
	Quarter	Quarter	Quarter	Year-End	Annual	(annual)	(consolidated)	Equity
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
Fiscal Year Ended March 31, 2009	—	—	—	25.00	25.00	3,511	68.0	2.0
Fiscal Year Ended March 31, 2010	—	—	—	20.00	20.00	2,824	112.0	1.7
Fiscal Year Ending March 31, 2011 (Estimates)	—	—	—	20.00	20.00		88.3
3.	Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2011 (April 1, 2010 — March 31, 2011)
(% indicates changes from prior fiscal year for annual and from six-month period ended September 30, 2009 for the six-month period)

							Net Income		Net Income
							Attributable to		Attributable to
							Shareholders of the		Shareholders of the
	Sales		Operating Income		Pre-tax Net Income		Company		Company Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six-Month Period Ending September 30, 2010	87,000	6.7	3,800	0.3	3,800	27.5	2,100	1.5	14.87
Annual	172,000	5.3	5,000	31.2	5,100	63.3	3,200	26.8	22.66
4.	Other
(1)	Changes in significant subsidiaries during the fiscal year ended March 31, 2010 (change in scope of consolidation): Yes.

1 new subsidiary (Lecien Corporation)
(Note) For details, please see “(7) Basic Significant Matters in Preparation of Consolidated Financial Statements” in Section 4 “Consolidated Financial Statements” on page 17.

(2)	Changes in Accounting Principles, Procedures and Indication Method Relevant in Preparing Consolidated Financial Statements (those indicated as changes in Basic Significant Matters in Preparation of Consolidated Financial Statements):
(i)	Changes due to modifications in accounting standards, etc.: Yes

(ii)	Changes other than (i) above: Yes
(3)	Number of Issued Shares (Common Stock)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2010	March 31, 2009
(i) Number of issued shares (including treasury stock) as of period end:	143,378,085 shares	143,378,085 shares
(ii) Number of shares held as treasury stock as of period end:	2,179,739 shares	2,927,238 shares
(iii) Average number of shares during the period:	141,353,141 shares	142,316,921 shares
(Reference) Summary of Non-Consolidated Results
1.	Non-Consolidated Results for the Fiscal Year Ended March 31, 2010 (April 1, 2009 — March 31, 2010)
(1)	Non-Consolidated Business Results
(% indicates changes from prior fiscal year)

	Sales		Operating Income		Ordinary Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2010	6,968	12.9	3,032	51.1	3,106	48.3	2,887	128.7
Fiscal Year Ended March 31, 2009	6,171	(43.2)	2,006	(70.5)	2,093	(69.8)	1,262	(40.5)

	Net Income	Diluted Net Earnings
	Per Share	Per Share
	Yen	Yen
Fiscal Year Ended March 31, 2010	20.39	20.38
Fiscal Year Ended March 31, 2009	8.87	8.87

(2)	Non-Consolidated Financial Condition

	Total Assets	Net Assets	Capital-to-Asset Ratio	Net Asset per Share
	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2010	146,898	142,459	96.9	1,006.55
Fiscal Year Ended March 31, 2009	146,127	141,537	96.8	1,007.35
(Reference) Equity Capital: As of the end of the fiscal year ended March 31, 2010: 142,355 million yen
                                             As of the end of the fiscal year ended March 31, 2009: 141,484 million yen
*     Cautionary Statement regarding Forward Looking Statements
     The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future.
     Statements made in this report regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding fiscal 2010 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to recruit and maintain qualified personnel; effects of seasonality on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks relating to intellectual property; risks relating to protection of personal information and Wacoal’s confidential information; risks relating to internal control; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Qualitative Information and Financial Statements
1.	Business Results
(1)	Analysis of Results
Results For the Fiscal Year Ended March 2010
During the fiscal year ended March 31, 2010 (fiscal 2010), the Japanese economy continued to remain severe as a result of a continued deterioration in employment and consumer spending levels due to the economic slowdown caused by the worldwide financial crisis, despite signs of a partial economic recovery. In the Japanese domestic market, business results across many sectors including department stores and mass merchandisers remained severe as a result of an increase in cost conscious consumers exercising cautious spending habits. Among other things, our overall business results in the women’s fashion and clothing industry remained severe except for certain products despite the launch of lower-priced products that we implemented in response to market conditions.
In this climate, our group (primarily Wacoal Corp., our core operating entity) sought to improve the strength of its products and to develop products that are responsive to market trends. However, weak overall sales of women’s innerwear products resulted in a period of harsh conditions.
In Wacoal Corp.’s Wacoal brand business, although the Ribbon Bra, our new product from campaign brassiere LALAN, which was launched in January 2010 and gained strong support from our consumers for its functionality and design with sales largely exceeding the results from the previous fiscal year, overall sales of core brassieres were below the results from the previous fiscal year due to the weak performance of most of the other brassieres. Although we launched new products every season from our new functionality underwear Style Science series, mainly Cross-Walker, sales of such new products were below the results from the previous fiscal year. With respect to Sugoi products, our seasonal undergarment, although our summer products showed strong performance, overall sales were below the results from the previous fiscal year due to the poor performance of our traditional autumn and winter products which were affected by an increased competition from products sold by our competitors, although our new outer wear type Sugo-T achieved sales as planned. While sales of our high value-added brand, Gra-P, targeted at senior consumers, exceeded the results from previous fiscal year, sales of Parfage, our brand sold at department stores, were below the results from the previous fiscal year. Because the sales of our innerwear products have generally remained weak, the overall sales of our Wacoal brand business were below the results from the previous fiscal year.
In our Wing brand business, although sales of some of our campaign brassiere continued as planned, sales of other brassiere and Style Science products performed poorly. Similar to the Wacoal brand business, sales of our undergarments were largely affected by private-labeled brand products sold by clothing specialty stores and the products sold by our competitors, and were below the results from the previous fiscal year. The overall results of our men’s innerwear products, which achieved significant sales growth during the previous fiscal year as a result of an increase in new store openings, exceeded the results from the previous fiscal year due to the favorable performance of our Cross-Walker products that were mainly sold at mass merchandisers under the BROS brand, although sales of DAMS sold at department stores were below the results from the previous fiscal year. The overall sales of our Wing brand business were, however, below the results from the previous fiscal year due to the poor performance of our core products for women.
In our specialty retail store business, we focused on our direct retail store AMPHI, but although the number of customers and sales volume increased as a result of price reductions, the amounts spent per customer were less. On the other hand, sales of our Wacoal Factory Store, which is located in outlet malls, exceeded the results from the previous fiscal year due to the favorable performance of existing stores, and as a result, overall sales of our specialty retail store business exceeded the results from the previous fiscal year. In this business, we are currently implementing measures focusing on the improvement of profitability and as part of such measures, we have been taking initiatives to organize our various shop brands and consolidate AMPHI as a “master shop brand” from the fiscal year ended March 31, 2010. As a result, we expect improved efficiency in brand investment and brand recognition by consumers. Although the sales from existing shops were below the results from previous fiscal year due to a decrease in the number of customers visiting our shops in commercial facilities, overall sales from Une Nana Cool Corp. (a subsidiary of Wacoal Corp., that engages in the specialty retail store business) remained unchanged from the results from the previous fiscal year due to new store openings.
In our wellness business, with the stronger consumer health concerns, we achieved strong performance in the sales of sports-related products including; our new sports tights products from our CW-X sports conditioning wear brand, and Jyuryu, our highly functional wear for golf and running which we are advertising with a famous young Japanese professional golfer, Ryo Ishikawa, as our model. With the aim of further recognition of our CW-X brand, we opened our first direct retail store in January 2010 and two additional shops in February, and as a result, sales exceeded our expectations. With respect to our leggings and footwear products, sales of our body styling wear Style Cover and our business footwear, Success Walk, which focuses on fashionability and functionality showed strong performance. As a result, overall sales from our wellness business exceeded the results from the previous fiscal year.
In our catalog sales business, although the number of purchasers of our catalog sales remained the same as the previous fiscal year, the amounts spent per customer were less and sales fell below the results from the previous fiscal year. In the meantime, although the amounts spent per customer remained unchanged from the previous fiscal year, the number of purchasers and sales from our online Wacoal Web Store exceeded the results from the previous fiscal year as a result of expanding the category of products and an implementation of active internet advertisements. As a result, the overall sales from our catalog sales business exceeded the results from the previous fiscal year.

As a result of the aforementioned factors, although sales of sports-related products performed strongly, the overall sales of Wacoal Corp. were below the results from the previous fiscal year due to the weak performance of the innerwear products of our core Wacoal and Wing brand products. Despite our efforts to improve our sales to profit ratio and cut costs, our operating income was below the results from the previous fiscal year as a result of a significant decrease in sales.
With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2009 to February 2010), mail-order sales from our seasonal catalogs were all below the results from the previous fiscal year due to a weak number of catalog orders. In addition, sales from our direct retail stores fell below the results from the previous fiscal year due to the poor performance of the existing shops. As a result, the overall sales of Peach John were below the results from the previous fiscal year. Although we made efforts to cut costs by reducing the number of catalog issues and advertisements in public transportation, operating income fell below the results from the previous fiscal year as a result of a decline in sales. Our second overseas shop which opened in Hong Kong last August, as well as our first overseas shop are both performing well. Since the fiscal year ended March 31, 2008 during which Peach John became our wholly owned subsidiary, the catalog customer list has been recorded as intangible fixed asset and depreciated on a fixed amount method over a period of seven years. As a result of the reassessment implemented as of the end of the fiscal year ended March 31, 2010, we have recorded approximately 1 billion yen of impairment loss on intangible fixed assets.
With respect to the business of Lecien Corporation (“Lecien”), which focuses on our core innerwear and outerwear products and which became a wholly owned subsidiary of Wacoal Holdings Corp. as a result of a stock exchange on August 17, 2009, sales were below the results from the previous fiscal year due to the severe market condition for mass merchandisers in our core sales channels. Sales from the Art/Hobby business, which handles embroidery thread and fabrics for handicrafts, remained unchanged from the results from the previous fiscal year mainly due to steady performance of the sales of domestically-made printing fabrics. However, overall sales as well as the profits from Lecian were below the results from the previous fiscal year as a result of poor performance of the core product business and an active implementation of liquidating underperforming business. Although Lecien’s fiscal year is from April 1, 2009 until March 31, 2010, the financial results of Lecien have been consolidated from August 2009 in the financial results for the fiscal year ended March 31, 2010.
As for our overseas operations, overall sales in the United States (for the period from January 2009 to December 2009) were below the results from the previous fiscal year due to the poor performance at upscale department stores, which is where our products are mainly sold in the United States, as a result of the deteriorating economy and weak consumer spending and the termination of our manufacturing and distribution license of Donna Karan (DKI, DKNY) products during the previous fiscal year. Sales of Wacoal Luxe products were below the results from the previous fiscal year as a result of weak performance of the high-priced products sold at the high-end department stores. On the other hand, sales of b.tempt’d by Wacoal, our sexy and fashionable brand launched in the beginning of the fiscal year ended March 31, 2010, exceeded our initial expectations and was well received by our business partners and customers. In addition, sales of our new reasonably-priced brassiere and functional bottom products showed strong performance. Although our operating income was below the results from the previous fiscal year as a result of a decrease in sales, the operating income to sales ratio improved because the losses related to the Donna Karan brand products in the previous fiscal year did not continue into the fiscal year ended March 31, 2010 and the cost cutting efforts ended in success. In addition to the aforementioned poor sales and a decrease in profits, our consolidated results were affected by the strength of the yen. The exchange rate in the fiscal year ended March 31, 2010 was 92 yen per dollar (compared to 102 yen per dollar for the previous fiscal year).
As for our business in China (for the period from January 2009 to December 2009), we have been successful in gradually expanding business in our existing shops (mainly in the department store channel), by developing a three-brand system that includes our core Wacoal brand, our youth-oriented brand, Amphi, and our high value-added brand, Salute. From August 2009, we have been developing a new campaign featuring the famous Chinese actress, Li Xiao Ran for the purpose of improving brand recognition by Chinese consumers and achieving sales expansion. As a result, although the overall sales from our business in China exceeded the results from the previous fiscal year, slight amount of operating loss was recorded due to an increase in selling expenditure.
As a result of the above, consolidated business results for the fiscal year ended March 31, 2010 were as follows: sales were 163,297 million yen, a decrease of 5.2% from the previous fiscal year; operating income was 3,810 million yen, a decrease of 62.4% from the previous fiscal year due to a decrease of profits from sales as a result of a decline in sales, despite our efforts in reducing costs and expenses; pre-tax net income was 3,123 million yen, a decrease of 59.1% from the previous fiscal year; and net income attributable to the shareholders of the Company was 2,524 million yen, a decrease of 51.7% from the previous fiscal year.
As for sales by business, Wacoal business (domestic) accounted for 113,929 million yen of sales, a 8.3% decrease compared to the previous fiscal year, Peach John business accounted for 13,224 million yen of sales, a 11.2% decrease compared to the previous fiscal year, Wacoal business (overseas) accounted for 18,899 million yen of sales, a 15.3% decrease compared to the previous fiscal year and others accounted for 17,245 million yen of sales, a 59.2% increase compared to the previous fiscal year.
As for sales by region, Japan accounted for 144,048 million yen of sales, which was 88.2% of the entire group’s sales, while the rest of Asia accounted for 4.8%, and Europe and North America together accounted for 7.0%.
Our group implemented a mid-term plan in April 2007 that ended in March 2010, under which we focused on our priority policies, “transformation and enhancement of existing businesses”, “increasing points of contact by taking a new approach”, “thorough quality control to maintain consumer confidence” and “building a high-profit business structure”, with the aim of achieving consolidated sales of 180,000 million yen and an operating income of 15,300 million yen. We anticipate achieving one of our goals of restoring profitability in our specialty retail store business, and in terms of pursuing markets where we do not currently have a presence, we have achieved certain results from our initiatives such as by making Peach John, a company supported mainly by the younger generation, and Lecien, a company which is strong in the price range of volume zone, our wholly owned subsidiaries and by expanding our innerwear business for men by developing the Cross-Walker. In addition, the integration of the manufacturing functions of the Wacoal and Wing brands in a effort to build a more profitable business structure was completed, while we are also reducing inventory costs by managing product codes and the color of Wacoal brand goods and reducing sales costs. However, under such an environment where the domestic innerwear market in general is shrinking, the innerwear wholesale business at department stores and mass merchandisers, our core sales channels, performed weakly due to the inadequacy in the review and thoroughness of measures in response to changes in customers and markets, and as a result, sales were largely below our initial expectations. Furthermore, based on our mid-and-long term growth strategy CAP21 (CAP stands for Corporate Activation Project), which we implemented in April 2005 and which aims for an accelerated growth which cannot be attained as an extension of our normal business environment, our target for the fiscal year ending March 31, 2011 is to achieve sales of 200,000 million yen and operating income of 18,000 million yen, but similarly we expect that the results will largely fall below our expectations.
Forecast for Next Fiscal Year
Despite signs of a partial economic recovery, we anticipate that personal consumer spending will continue to take time to recover and that the management environment will continued to remain severe.
While our group anticipates that it will be difficult to expand our business in the markets of department stores and mass merchandisers, which are our core distributors, we will develop our high-value added products including new products of our brassiere, LALAN, and the high-quality pants from the Style Science series and will also refocus our efforts to raise awareness of specialty retail store business, wellness business and men’s innerwear business that would be able to continue to expand sales going forward. Overseas, we will continue to open new shops under our three-brand system to expand our business in China. We will focus on the further improvement of brand recognition and sales expansion of Wacoal brand products in inland China and will continue to proactively conduct promotional activities. We aim to achieve further expansion in the Chinese market by penetrating coastal and inland markets. In addition, Peach John will enter the Chinese market and is scheduled to open its first direct retail store in mainland China.
Also in the U.S., we plan to expand sales of b.tempt’d by Wacoal in addition to our existing Wacoal brand products, despite the effects of decreased sales due to the clearance of licensed products, with a view to export to surrounding countries and to recover gradual sales.
Our target for the next fiscal year end is to achieve sales of 172,000 million yen, operating income of 5,000 million yen, pre-tax net income of 5,100 million yen, and net income attributable to the shareholders of the Company of 3,200 million yen. The current exchange rate for the U.S. dollar is assumed to be 92 yen to the dollar. However, since the U.S. business constitutes a high proportion of the sales and income of our consolidated results, an exchange fluctuation could significantly affect our consolidated results.
(2) Analysis of Financial Condition
Status of Assets, Liabilities and Shareholders’ Equity
Our total assets as of the end of this consolidated fiscal year ended March 31, 2010 was 223,387 million yen, an increase of 9,901 million yen from the end of previous fiscal year, as a result of an increase in investments due to changes in stock prices and an increase of accounts receivable-trade.
In terms of liabilities, our current liabilities were 49,834 million yen, an increase of 4,315 million yen from the previous fiscal year, as a result of an increase in short-term bank loans under current liabilities, and an increase of deferred tax liabilities under long-term liabilities.
Increases of accounts receivable-trade and short-term bank loans were mainly a result of making Lecien a wholly owned subsidiary of Wacoal Holdings Corp. as of August 17, 2009.
Shareholders’ equity was 171,630 million yen, an increase of 5,757 million yen from the end of the previous fiscal year due to an increase in unrealized gain on securities and a decrease in treasury stock.
As a result of the above, our total shareholders’ equity ratio as of the end of this consolidated fiscal year ended March 31, 2010 was 76.8%, a decrease of 0.9% from the end of the previous fiscal year.
Cash Flows Status
Cash flow from operating activities during fiscal 2010 was 9,449 million yen, an increase of 1,281 million yen from the previous fiscal year due to the decreases in receivables and inventory assets, despite a decrease in net income compared to the previous fiscal year.
Cash flow used in investment activities were 2,698 million yen, an increase of 2,016 million yen from the previous fiscal year, due to proceeds from the sale and redemption of short-term investment, as well as the assets of a subsidiary acquired through stock swap.
Cash flow used in financing activities were 5,438 million yen due to the purchase of treasury stock and a cash dividend payment.
As a result, the balance of cash and cash equivalents at the end of fiscal 2010, calculated by excluding the exchange difference on cash and cash equivalents from the above total, was 24,317 million yen, an increase of 1,378 million yen compared to the previous fiscal year.

Free cash flow, which was calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 3,696 million yen.
Trends in certain cash-flow indicators

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	ended	ended	ended	ended	ended
	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010
Shareholders’ equity ratio (%)	77.0	77.2	76.6	77.7	76.8
Shareholders’ equity ratio based on the market value (%)	95.0	83.9	87.4	75.0	73.8
Debt redemption years (years)	8.9	0.6	0.4	0.6	0.9
Interest coverage ratio (times)	12.8	133.4	182.4	108.9	96.4
Shareholders’ equity ratio = shareholders’ equity/total assets
Shareholders’ equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets
Debt redemption years = interest-bearing debt/cash flow from operating activities
Interest coverage ratio = cash flow from operating activities/interest payment
Interest payment = “cash payment/interest” as described in the supplemental information to the consolidated cash flow statements
(3) Basic Policy Regarding Distribution of Profits and Dividends for Fiscal 2010 and Fiscal 2011
Our basic policy regarding the distribution of profits to our shareholders is to pay steady dividends and increase our earnings per share, while giving due consideration to the improvement of corporate value through active investment that will result in increased profitability. As for retained earnings, with the aim of improving our corporate value, we have actively invested in developing new specialty retail stores, developing new points of contact with customers and actively investing in overseas businesses. We are also concentrating on new business investments, such as entry into new markets, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profitability. We also intend to acquire treasury stock from time to time, and we will try to improve capital efficiency and return profits to our shareholders.
As also announced today, the dividend payable for fiscal 2010 will be 20.00 yen per share. For fiscal 2011, we hope to be able to distribute 20.00 yen per share.
(4) Business Risks
These matters have not significantly changed since disclosure in our annual report for the year ended March 2009, and are omitted.
For a financial summary for the year ended March 2009 disclosing the above matters, please refer to the following URL.
     (Our homepage)
      http://www.wacoalholdings.jp/ir/library.html

2. Status of Corporate Group
     Our corporate group consists of Wacoal Holdings Corp. (the “Company”), 47 subsidiaries and 9 affiliates, and is principally engaged in the manufacture and wholesale distribution of innerwear (primarily women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the direct sale of certain products to consumers. Our corporate group also conducts business in the restaurant, culture, services, and interior design businesses.
     Segment information and a summary of the various companies that make up our corporate group are as follows.

Business Segment	Operating Segment	Major Affiliated Companies
Wacoal Business	Manufacturing and	Wacoal Corporation
(Domestic)	Sales	One other company
(Total: 2 companies)

	Sales	Une Nana Cool Corp.
Two other companies
(Total: 3 companies)

	Apparel	Kyushu Wacoal Sewing Corp., Hokuriku Wacoal Sewing Corp.,
	Manufacturing	Niigata Wacoal Sewing Corp., Torica Inc. Two other companies

(Total: 6 companies)

	Other Textile	Wacoal Distribution Corp.
	Related		(Total: 1 company)

	Cultural Business Service	Wacoal Art Center, Ltd.	(Total: 1 company)

	Other Business	Wacoal Holdings Corp. Seven other companies
(Total: 8 companies)

Wacoal Business	Manufacturing and	Wacoal America, Inc., Wacoal China Co., Ltd.,
(Overseas)	Sales	Taiwan Wacoal Co., Ltd.
One other company
(Total: 4 companies)

	Sales	Wacoal Singapore Private Ltd., Wacoal Hong Kong Co., Ltd., Wacoal France Société Anonyme, Wacoal (UK) Ltd. Two other companies
(Total: 6 companies)

	Apparel	Wacoal Dominicana Corp. (Dominican Republic),
	Manufacturing	Guandong Wacoal Inc. Two other companies
(Total: 4 companies)

	Other Textile	Wacoal International Hong Kong Co., Ltd.
	Related		(Total: 1 company)

	Other Business	Wacoal International Corp. (U.S.) Wacoal Investment Co., Ltd. (Taiwan) One other company

(Total: 3 companies)

Peach John Business	Sales	Peach John Co., Ltd. Two other companies	(Total: 3 companies)

Other	Manufacturing and	Lecien Corporation
	Sales	One other company
(Total: 2 companies)

	Apparel Manufacturing	Lecien Nagasaki Corporation, Dalian Lecien Fashion Co., Ltd. Three other companies	(Total: 5 companies)

	Other Textile Related	Lecien Kanto Distribution Co., Ltd. Three other companies	(Total: 4 companies)

	Other Business	Nanasai Co., Ltd., Wacoal Service Co., Ltd., Wacoal Career Service Corp. One other company
(Total: 4 companies)

The business distribution diagram is as follows:

Consumer/Client
Sales
Sales
Domestic
Overseas
Sales
(North and Central America)
(Apparel Manufacturing and Raw Materials Manufacturing: 9 companies)
Kyushu Wacoal Manufacturing Corp.
Hokuriku Wacoal Sewing Corp.
Niigata WacCorp.
Torica Inc.
5 other companies
Supply of Raw Materials
Supply of Raw Materials and Semi-manufactured
(Investment: 1 company)
Wacoal International Corp. (U.S.)
(Manufacturing and Sales: 1 company)
Wacoal America, Inc. (U.S.)
Supply of Raw Materials
Supply of Raw Materials and Semi-manufactured
Supply of Goods
Supply of Raw Materials
(Manufacturing and Sales: 2 companies)
Wacoal Dublevé Corp.
Lecien Corporation
Supply of Goods
(Apparel Manufacturing: 2 companies)
Wacoal Dominicana Corp. (Dominican Republic)
1 other company
(Sales: 2 companies)
Wacoal Sports Science Corp. (U.S.)
1 other company
Supply of Goods
Supply of Goods
Supply of Goods
(Europe)
(Sales: 5 companies)
Peach John Co., Ltd.
Une Nana Cool Corp.
3 other companies
Supply of Goods
(Sales: 3 companies)
Wacoal France S.A. (France)
Wacoal (U.K.) Ltd. (U.K.)
1 other company
Supply of Goods
Wacoal Corp.
(Asia)
(Investment and Other Business: 3 companies)
Wacoal Investment Co., Ltd. (Taiwan)
2 other companies
(Other Textile Related: 3 companies)
Wacoal Distribution Corp.
2 other companies
Business Services Support etc.
Supply of Goods
(Sales: 5 companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
3 other companies
(Cultural Business Service: 1 company)
Wacoal Art Center Co., Ltd.
Administrative Services Support
Supply of Raw Materials
(Manufacturing and Sales: 12 companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd. (Taiwan)
Thai Wacoal Public Co., Ltd. (Thailand)
7 other companies
(Other Business: 4 companies)
Nanasai Co., Ltd.
Wacoal Service Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Sales Appliances and Business Services Support etc.
Supply of Semi-manufactured Goods
Supply of Raw Materials
Supply of Raw Materials
(Other Textile Related: 2 companies)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)
1 other company
Supply of Raw Materials
Wacoal Holdings Corp. (holding company)

3.	Management Policies
(1)	Basic Business Policy
Our group endeavors to support beautiful living for women by being a “company that resonates with women.” By capturing both body and mind, and working to support each and every woman’s expression of her own inner and outer beauty, we are working actively to develop a “body designing business.” To put this theme into action and achieve resonance with our customers, we provide real value with the beauty, comfort and health products and services of our intimate apparel and Wellness businesses. We believe that such activities will appeal to customers and enhance their loyalty to the Wacoal brand. We also believe that by continually growing our company and gaining customer support through such activities, we can also increase shareholder value. On the premise that expanding business operations will lead to increased profits and contribute to employee job satisfaction, we endeavor to create new value while vitalizing the market as a leading company.

At the same time, we recognize that it is essential to engage in CSR (“corporate social responsibility”) activities —such as involvement in environmental issues— in order to gain the trust and support of society. We believe that operating our business with due attention to CSR and promoting activities that contribute to society in areas where we can make the most of Wacoal’s originality are important to strengthening our brand and establishing a competitive position.
(2)	Measures for Business Targets

For the near future, our target is to achieve an operating income margin of 7% or higher.
(3)	Our Medium- and Long-Term Business Strategy
Our group has been working on CAP21 (CAP stands for Corporate Activation Project) since April 2005. We anticipate that the results will fall below our targets, however, we believe that our achievements in such efforts have given us greater opportunities in the future.

With the implementation of a new three-year mid-term plan which we implemented in 2010, we plan to continue the basic strategies of CAP21 and to address challenges by responding to the changes in the business environment. Specifically, we will take full advantage of limited management resources by selecting and focusing our business operations and expand our business operations by broadening the areas and scope where we are most competitive.
Basic Policy of Mid-and-Long Strategy
(i)	Expansion of Overseas Business
Our group aims for “Wacoal of the World as a Group”. In achieving such aim, we will consider China (where our operating base is being put into place) and the U.S. as our priority markets for us to achieve growth and will actively develop business operation, while we also plan to actively address challenges to expand consumers by setting up the departments responsible for emerging countries and new markets.
(ii)	Structural Reform Focusing on Domestic Innerwear Wholesale Business
With our core sales channels (department stores, mass merchandisers and specialty stores) and under the weak innerwear market conditions, we plan to work on productivity improvement of each to attain stable profits while responding to the changes in the business environment. In order to achieve such goal, we will launch a structural reform project, review our working methods and business structure itself in every aspect, and will act to recover profitability. We also aim to increase market share by expanding our low-price, high volume product lines where we do not currently have a presence through developing products by taking advantage of the outcome from our group’s research and by drawing on our group’s collective strength.
(iii)	Building New Business Line
With respect to new business lines which may generate additional sales such as the wellness business, direct retail business and men’s business, we plan to make investments to build brands in order to develop each such business into profit-making businesses.
(iv)	Strengthening Group Management
We will build a system to enable us to exercise group synergies to the utmost extent. With the value chain of the group, we will strengthen regional alliances domestically as well as overseas and will promote effective management.
(v)	Promotion of CSR Activity
Since its establishment, our group has developed its business with the aim to broadly contribute to society by supporting women’s beauty. As part of our CSR activities, Wacoal, as a “company that resonates with women”, has been actively engaging in the “Pink

Ribbon Activity”, and will plan to further promote this activity as “Breast Care Activity” including the “Breast Cancer Screening” and “Remamma Business”.
As a result of the above, our target is to achieve consolidated sales of 190,000 million yen or higher and consolidated operating income of 8,000 million yen or higher after three years from now.
(4)	Issues to Address
     While our core domestic sales channels (department stores, mass merchandisers and specialty stores) remain weak, our sales channels strategies that are based on consumer behavior have become a big challenge for our group. In addition, there is an urgent need to reform the profitability structure because the current business structure of the innerwear wholesale business is not suitable to respond to a drastic change in business scale. We will also need to build a system which can accurately respond to the change in the consumer needs (as seen in the price reduction in low-price, high volume products) by drawing on our group’s collective strength.
     Under such environment, we will actively make investments to the new business lines which may generate additional sales as may be necessary. Among other things, we consider our overseas innerwear business as our group’s biggest growth engine and we believe it will be a very important challenge for the group to develop a business which focuses on building brands and cultivates business expansion, as well as strategic business alliances.

4.	Consolidated Financial Statements (Unaudited)

(1)	Consolidated Balance Sheet

			Amount
Accounts	As of March 31, 2010	As of March 31, 2009	Increased/(Decreased)
(Assets)	Million Yen	Million Yen	Million Yen

I. Current assets

Cash and bank deposits	16,704	13,378	3,326
Time deposits and certificate of deposit	7,613	9,561	(1,948)
Marketable securities	6,529	10,483	(3,954)
Receivables
Notes receivable	469	541	(72)
Accounts receivable-trade	21,116	19,422	1,694

	21,585	19,963	1,622
Allowance for returns and doubtful receivables	(1,972)	(2,279)	307

	19,613	17,684	1,929
Inventories	32,103	31,153	950
Deferred tax assets	4,595	5,395	(800)
Other current assets	2,776	2,965	(189)

Total current assets	89,933	90,619	(686)

II. Tangible fixed assets

Land	22,012	20,502	1,510
Buildings and structures	61,585	58,216	3,369
Machinery and equipment	14,773	13,660	1,113
Construction in progress	103	68	35

	98,473	92,446	6,027
Accumulated depreciation	(46,653)	(43,407)	(3,246)

Net tangible fixed assets	51,820	49,039	2,781

III. Other assets

Investments in affiliated companies	14,769	13,283	1,486
Investments	35,828	29,182	6,646
Goodwill	11,203	11,203	—
Other intangible fixed assets	12,351	13,242	(891)
Deferred tax assets	935	1,088	(153)
Others	6,548	5,830	718

Total other assets	81,634	73,828	7,806

Total Assets	223,387	213,486	9,901

			Amount
Accounts	As of March 31, 2010	As of March 31, 2009	Increased/ (Decreased)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current Liabilities
Short-term bank loans	7,941	5,221	2,720

Payables
Notes payable	2,174	2,498	(324)
Accounts payable-trade	9,161	9,172	(11)

	11,335	11,670	(335)

Accounts payable	5,975	5,817	158
Accrued payroll and bonuses	5,927	6,336	(409)
Accrued taxes	2,105	747	1,358
Other current liabilities	2,400	2,152	248

Total current liabilities	35,683	31,943	3,740

II. Long-term liabilities
Reserves for retirement benefit	2,269	4,090	(1,821)
Deferred tax liability	9,380	8,346	1,034
Other long-term liabilities	2,502	1,140	1,362

Total long-term liabilities	14,151	13,576	575

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,366	29,316	50
III. Retained earnings	137,155	138,235	(1,080)
IV. Accumulated other comprehensive income (loss)
Foreign currency exchange adjustment	(7,505)	(8,288)	783
Unrealized gain on securities	3,669	325	3,344
Pension liability adjustment	(1,783)	(3,383)	1,600
V. Treasury stock	(2,532)	(3,592)	1,060

Total shareholders’ equity	171,630	165,873	5,757
VI. Noncontrolling interests	1,923	2,094	(171)

Total equity	173,553	167,967	5,586

Total liabilities and equity	223,387	213,486	9,901

(2)	Consolidated Income Statement

	Fiscal Year Ended		Fiscal Year Ended		Amount
Accounts	March 31, 2010		March 31, 2009		Increased/ (Decreased)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	163,297	100.0	172,276	100.0	(8,979)
II. Operating expenses
Cost of sales	79,953	49.0	84,686	49.1	(4,733)
Selling, general and administrative expenses	78,511	48.1	77,461	45.0	1,050
Impairment loss on intangible fixed assets	1,023	0.6	—	—	1,023

Total operating expenses	159,487	97.7	162,147	94.1	(2,660)

Operating income	3,810	2.3	10,129	5.9	(6,319)
III. Other income and (expenses)
Interest income	144	0.1	274	0.1	(130)
Interest expense	(98)	(0.1)	(75)	(0.0)	(23)
Dividend income	619	0.4	677	0.4	(58)
Gain (loss) on sale and gain from exchange of marketable securities and/or investment securities	7	0.0	19	0.0	(12)
Valuation loss on marketable securities and/or investment securities	(1,460)	(0.9)	(3,550)	(2.1)	2,090
Other profit and (loss), net	101	0.1	153	0.1	(52)

Total other income (expense)	(687)	(0.4)	(2,502)	(1.5)	1,815

Pre-tax net income	3,123	1.9	7,627	4.4	(4,504)

Income taxes
Current	3,161	1.9	2,717	1.5	444
Deferred	(1,587)	(1.0)	496	0.3	(2,083)

Total income taxes	1,574	1.0	3,213	1.8	(1,639)

Equity in net income of affiliated companies	907	0.5	893	0.5	14
Net income	2,456	1.5	5,307	3.1	(2,851)
Profit and (loss) attributable to noncontrolling interests	68	0.0	(77)	(0.1)	145

Net income attributable to the shareholders of the Company	2,524	1.5	5,230	3.0	(2,706)

(3)	Consolidated Comprehensive Income Statement

	Fiscal Year Ended	Fiscal Year Ended	Amount
Accounts	March 31, 2010	March 31, 2009	Increased/ (Decreased)
	Million Yen	Million Yen	Million Yen
I. Net income	2,456	5,307	(2,851)

II. Other comprehensive profit and (loss) — after adjustment of tax effect
Foreign currency exchange adjustment	795	(8,710)	9,505
Net unrealized gain on securities	3,351	(4,978)	8,329
Pension liability adjustment	1,600	(3,897)	5,497

Total of other comprehensive profit and (loss)	5,746	(17,585)	23,331

Comprehensive profit and (loss)	8,202	(12,278)	20,480
Comprehensive profit and (loss) attributable to noncontrolling interests	49	105	(56)

Comprehensive profit and (loss) attributable to the shareholders of the Company	8,251	(12,173)	20,424

(4)	Consolidated Shareholders’ Equity Statement
Fiscal Year Ended March 31, 2010

	Equity
	No. of Shares		Additional		Accumulated other		Total
	Held Outside	Common	Paid-in	Retained	comprehensive		Shareholders’	Noncontrolling
Item	the Company	Stock	Capital	Earnings	income	Treasury stock	Equity	Interests	Total Equity
	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2009	140,451	13,260	29,316	138,235	(11,346)	(3,592)	165,873	2,094	167,967
Cash dividends paid to the shareholders of the Company (25.0 yen per share)				(3,511)			(3,511)		(3,511)
Cash dividends paid to the noncontrolling interests							—	(76)	(76)
Purchase of treasury stock	(1,372)					(1,540)	(1,540)		(1,540)
Sale of treasury stock	11					13	13		13
Diminution of treasury stock for stock swap	2,104			(93)		2,582	2,489		2,489
Other	4		50			5	55	(46)	9
Net income				2,524			2,524	(68)	2,456
Other comprehensive profit and (loss)					5,727		5,727	19	5,746

As of March 31, 2010	141,198	13,260	29,366	137,155	(5,619)	(2,532)	171,630	1,923	173,553

     Fiscal Year Ended March 31, 2009

	Equity
	No. of Shares		Additional		Accumulated other		Total
	Held Outside	Common	Paid-in	Retained	comprehensive		Shareholders’	Noncontrolling
Item	the Company	Stock	Capital	Earnings	income	Treasury stock	Equity	Interests	Total Equity
	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2008	143,342	13,260	29,262	136,589	6,057	(55)	185,113	2,351	187,464
Cash dividends paid to the shareholders of the Company (25.0 yen per share)				(3,584)			(3,584)		(3,584)
Cash dividends paid to the noncontrolling interests							—	(83)	(83)
Purchase of treasury stock	(2,891)					(3,537)	(3,537)		(3,537)
Other			54				54	(69)	(15)
Net income				5,230			5,230	77	5,307
Other comprehensive profit and (loss)					(17,403)		(17,403)	(182)	(17,585)

As of March 31, 2009	140,451	13,260	29,316	138,235	(11,346)	(3,592)	165,873	2,094	167,967

(5)	Consolidated Cash Flow Statement

	Fiscal Year Ended	Fiscal Year Ended	Amount
Accounts	March 31, 2010	March 31, 2009	Increased/ (Decreased)
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	2,456	5,307	(2,851)
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	4,807	4,546	261
(2) Allowance for returns and doubtful receivables	(360)	(725)	365
(3) Deferred taxes	(1,587)	496	(2,083)
(4) Gain/(loss) on sale of fixed assets	25	33	(8)
(5) Impairment loss on fixed assets	23	29	(6)
(6) Impairment loss on intangible fixed assets	1,023	—	1,023
(7) Valuation loss on marketable securities and/or investment securities	1,460	3,550	(2,090)
(8) Gain (loss) on sale and gain from exchange of marketable securities and/or investment securities	(7)	(19)	12
(9) Equity in net income of affiliated companies (after dividend income)	(492)	(296)	(196)
(10) Changes in assets and liabilities
Decrease in receivables	1,794	2,109	(315)
Decrease (increase) in inventories	806	(2,494)	3,300
Decrease in other current assets	331	105	226
Increase (decrease) in payables and accounts payable	(2,525)	841	(3,366)
Increase (decrease) in reserves for retirement benefits	439	(1,209)	1,648
Increase (decrease) in accrued expenses and other liabilities	996	(3,550)	4,546
(11) Others	260	(555)	815

Net cash flow from operating activities	9,449	8,168	1,281

II. Investing activities
1. Proceeds from sale and redemption of short-term investment	12,131	7,124	5,007
2. Acquisition of short-term investment	(7,846)	(5,439)	(2,407)
3. Proceeds from sales of tangible fixed assets	468	159	309
4. Acquisition of tangible fixed assets	(3,998)	(2,362)	(1,636)
5. Acquisition of intangible fixed assets	(1,755)	(1,846)	91
6. Proceeds from sale of investments	5	30	(25)
7. Acquisition of investments	(2,019)	(1,871)	(148)
8. Proceeds from acquisition of shares of the newly consolidated subsidiaries	362	—	362
9. Others	(46)	(509)	463

Net cash flow from investing activities	(2,698)	(4,714)	2,016
III. Financing activities
1. Decrease in short-term bank loans	(442)	(279)	(163)
2. Repayment of long-term debt	(350)	(48)	(302)
3. Increase (decrease) in treasury stock	(1,135)	(3,537)	2,402
4. Dividend payment	(3,511)	(3,584)	73

Net cash flow from financing activities	(5,438)	(7,448)	2,010

IV. Effect of exchange rate on cash and cash equivalents	65	(1,110)	1,175

V. Increase/(decrease) in cash and cash equivalents	1,378	(5,104)	6,482

VI. Initial balance of cash and cash equivalents	22,939	28,043	(5,104)

VII. Year end balance of cash and cash equivalents	24,317	22,939	1,378

Additional Information

Cash paid for
Interest	98	75	23
Income taxes, etc.	2,078	7,268	(5,190)
Investment activities without cash disbursement
Acquisition amount of investment securities through stock swap	11	9	2
Acquisition amount of shares of consolidated subsidiaries through stock swap	2,489	—	2,489

(6)	Notes on Going Concern

Not applicable.

(7)	Basic Significant Matters in Preparation of Consolidated Financial Statements
(i)	Matters Regarding the Scope of Consolidation and Application of the Equity Method
Major consolidated subsidiaries:

Wacoal Corporation, Peach John Co., Ltd., Lecien Corporation, Kyushu Wacoal Manufacturing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co. (Taiwan), Ltd., Wacoal China Co., Ltd. and Wacoal International Hong Kong Co., Ltd.

Major Affiliated Companies: Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.
(ii)	Changes Regarding Subsidiaries and Affiliates
Consolidated (new):
Lecien Corporation, Lecien Nagasaki Corporation, Lecien Kanto Distribution Co., Ltd., Lecien Ryuo Lace Co., Ltd.,
Lecien Business Service Co., Ltd., Dalian Lecien Fashion Co., Ltd., Zhe Jiang Jiaxing Lecien Textile Co., Ltd.,
Lecien (Vietnam) Co., Ltd., Shanghai Lecien Co., Ltd., Lecien U.S.A. Inc., Nanasai Co., Ltd. (Shanghai)

Consolidated (excluded): Studio Five Corp.

Equity Method (new): RHINETEX B.V.
(iii)	Standard of Preparation of Consolidated Financial Statements
The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States as required in relation to the issuance of American Depositary Receipt. For this reason, the consolidated financial statements may be different from those that have been prepared based on the Consolidated Financial Statement Regulations and Standard of Preparation of Consolidated Financial Statements etc.
(iv)	Significant Accounting Policies
a.	Valuation Standard of Inventories
The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of cost or market accounting method.
b.	Valuation Standard of Tangible Fixed Assets and Method of Depreciation
Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of assets (the lease term is used for capitalized leased assets).
c.	Valuation Method of Marketable Securities and Investment Securities
Based on the provisions of U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 320 (formerly the U.S. FASB Statement No. 115), marketable securities and investment securities have been classified as available for sale securities, and valued at a fair value. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income under the equity section.
d.	Reserve for Retirement Benefits
This is accounted for based on the provisions of FASB ASC 715 (formerly the U.S. FASB Statements No. 87, No.88 and No. 158).
e.	Lease Transactions
Based on the provisions of FASB ASC 840 (formerly the U.S. FASB Statement No. 13), capital leases have been capitalized at fair value of the lease payments and its corresponding accrued liabilities have been accounted.
f.	Accounting Procedure for Consumption Tax, etc.
Accounting procedure for consumption tax, etc., is based on the tax-excluded method.
g.	Consolidated Cash Flow Statement
Upon preparing the consolidated cash flow statements, time deposits and certificate of deposits with original maturities of three (3) months or less have been included in cash and cash equivalents.

h.	Newly Adopted Accounting Policies
               (i) In June 2009, the U.S. FASB issued FASB ASC 105, “Generally Accepted Accounting Principles” (formerly the U.S. FASB Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). FASB ASC 105 replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and became the only source of authoritative U.S. generally accepted principles recognized by the FASB apart from the guidance of the Securities and Exchange Commission. We have adopted FASB ASC 105 from the fiscal year ended March 31, 2010, however, the adoption of FASB ASC 105 is not expected to have a material impact on the Group’s financial position, business results or cash flow status.
               (ii) In December 2007, the U.S. FASB issued FASB ASC 810, “Consolidation” (formerly the U.S. FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). FASB ASC 810 establishes accounting and reporting standards for the ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and valuation of noncontrolling equity interests when a subsidiary is consolidated. FASB ASC 810 also prescribes that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. We have adopted FASB ASC 810 from the fiscal year ended March 31, 2010. Accordingly, minority interests classified in the section between liabilities and equity is presented under the equity section as noncontrolling interests. Also, due to the adoption of FASB ASC 810, the items under the consolidated income statement have been changed. The disclosure requirements of FASB ASC 810 will be applied retrospectively and the consolidated financial statements including the consolidated cash flow statements for the prior year has been changed and presented as applicable.
               (iii) In December 2007, the U.S. FASB issued FASB ASC 805, “Business Combinations” (formerly the U.S. FASB Statement No. 141 (revised), “Business Combinations”). This FASB ASC 805 prescribes the standards and requirements for the acquiring entity in a business combination to recognize and measure the assets acquired and liabilities assumed in the transaction, noncontrolling interests in the acquired entity and the goodwill acquired in the transaction which are identifiable in the financial statements of such acquiring entity. FASB ASC 805 also prescribes that entities provide disclosures sufficient to evaluate the business combination and the impact on the financial statements. We have adopted FASB ASC 805 from the fiscal year ended March 31, 2010. The adoption of FASB ASC 805 is not expected to have a material impact on the Group’s financial position, business results or cash flow status.
               (iv) As of the end of fiscal year ended March 31, 2010, FASB ASC 280 “Segment Reporting” (formerly the U.S. FASB Statement No. 131 “Disclosures about Segments of an Enterprise and Related Information”) has been applied in our financial statements in lieu of the consolidated financial statement regulations. This FASB ASC 280 prescribes how to disclose information concerning operating segments of an enterprise and requires disclosure of information of organizations which enterprise’s management classified for making operating decisions on distribution of management resources and assessing performance. In accordance with the application of this FASB ASC 280, the segment information for the previous fiscal year ended March 31, 2009 has been changed and presented as applicable.

(8)	Notes to the Consolidated Financial Statements
(i)	Market Value, etc. of Securities
(Unit: Million Yen)

	As of March 31, 2010				As of March 31, 2009
	Acquisition	Total Unrealized	Total Unrealized	Fair	Acquisition	Total Unrealized	Total Unrealized	Fair
	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value
Securities
National and Local Government Bonds	1,160	10	—	1,170	1,659	13	—	1,672
Corporate Bonds	1,885	12	42	1,855	5,011	56	143	4,924
Bank Bonds	100	0	—	100	100	—	0	100
Trust Fund	3,229	176	1	3,404	3,987	261	461	3,787

Total	6,374	198	43	6,529	10,757	330	604	10,483

Investment
Equities	23,841	9,415	604	32,652	22,505	5,961	2,173	26,293

Total	23,841	9,415	604	32,652	22,505	5,961	2,173	26,293

(ii)	Prepaid Pension Cost and Reserve for Retirement Benefits
     Employee Retirement Benefit Plans
     Our group has several retirement benefit plans, which include a defined-contribution pension fund plan, an eligible pension plan and a noncontributory termination allowance plan.
     The market value of estimated future payments, increase and decrease of fair value of pension assets, and related information are as follows:

	March 31, 2010	March 31, 2009
	Million yen	Million yen
Increase/(decrease) of fair value of estimated future payment
Initial balance of fair value of estimated future payment	32,946	32,819
Service expense	916	812
Interest rate expense	764	751
Contributions by employees	73	73
Actuarial losses	181	61
Pension benefits from pension assets	(607)	(492)
Temporary benefits from pension assets	(767)	(694)
Pension benefits from the company	(129)	(384)
Increase due to change in scope of consolidation	77	—

Current year end balance of fair value of estimated future payment	33,454	32,946

Increase/(decrease) of fair value of pension assets
Initial balance of pension assets	25,100	28,271
Actual return on pension assets	2,238	(4,137)
Pension contributed by the company	1,515	2,078
Contributions by employees	73	73
Pension benefits	(607)	(492)
Temporary benefits	(767)	(694)

Current year end balance of pension assets	27,552	25,099

Initial balance of pension benefit trusts	3,968	5,796
Actual increase	223	(1,826)

Current year end balance of pension benefit trusts	4,191	3,970

Funded status	(1,711)	(3,877)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2010	March 31, 2009
	Million yen	Million yen
Breakdown of recognized amount on the consolidated balance sheet
Prepaid pension cost	263	—
Accrued expenses	(82)	(91)
Reserve for retirement benefits	(1,892)	(3,786)

	(1,711)	(3,877)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2010	March 31, 2009
	Million yen	Million yen
Breakdown of recognized amount in accumulated other comprehensive income (loss) — before adjustment of tax effect

Unrecognized actuarial differences	(7,196)	(10,585)

Unrecognized prior service liabilities (decrease in liabilities)	4,188	4,880

	(3,008)	(5,705)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2010	March 31, 2009
	Million yen	Million yen
Current year retirement benefit expense
Service expense	916	812
Interest rate expense	764	751
Expected long-term performance benefit from pension assets	(705)	(774)
Amortized and deferred net unrecognized liability	1,123	228

Total	2,098	1,017

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2010	March 31, 2009
	%	%
Assumptions
Actuarial assumptions — retirement benefit obligations
Reduction ratio	2.3	2.5
Expected promotion ratio of wage standard	0.0	0.0
Actuarial assumptions — net pension cost for the term
Reduction ratio	2.5	2.5
Expected promotion ratio of wage standards	0.0	0.5
Expected long-term performance benefit from pension assets	2.5	2.5
Unrecognized losses have been amortized over the length of average remaining service (12 years).
(iii)	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions
In order to hedge exchange rate and interest rate risks, forward exchange contracts have been utilized as financial derivative products. The profits and losses of such contracts have been omitted as the amounts involved are non-material.
(vi)	Information on Par Share

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2010	March 31, 2009
Net income attributable to shareholders of the Company	2,524 million yen	5,230 million yen
Number of average shares issued during the year (excluding treasury stock)	141,353,141 shares	142,316,921 shares
Net income attributable to shareholders of the Company per share	17.86 yen	36.75 yen
Diluted net earnings attributable to shareholders of the Company per share	17.85 yen	36.74 yen

(v)	Segment Information
a.	Segment Information by Type of Business
Fiscal Year Ended March 31, 2010 (April 1, 2009 — March 31, 2010)
(Unit: Million Yen)

	Wacoal business	Peach John	Wacoal business			Elimination or
	(Domestic)	business	(Overseas)	Other	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	113,929	13,224	18,899	17,245	163,297	—	163,297
(2) Internal sales or transfers among segments	1,793	7	6,226	3,204	11,230	(11,230)	—

Total	115,722	13,231	25,125	20,449	174,527	(11,230)	163,297

Operating expenses	111,180	13,053	23,795	21,186	169,214	(11,230)	157,984
Customer related depreciation	—	480	—	—	480	—	480
Impairment loss on intangible fixed assets	—	1,023	—	—	1,023	—	1,023

Total operating expenses	111,180	14,556	23,795	21,186	170,717	(11,230)	159,487

Operating income (loss)	4,542	(1,325)	1,330	(737)	3,810	—	3,810

Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
(Unit: Million Yen)

	Wacoal business	Peach John	Wacoal business			Elimination or
	(Domestic)	business	(Overseas)	Other	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	124,228	14,893	22,323	10,832	172,276	—	172,276
(2) Internal sales or transfers among segments	1,765	5	6,148	2,943	10,861	(10,861)	—

Total	125,993	14,898	28,471	13,775	183,137	(10,861)	172,276

Operating expenses	118,523	13,515	26,903	13,587	172,528	(10,861)	161,667
Customer related depreciation	—	480	—	—	480	—	480

Total operating expenses	118,523	13,995	26,903	13,587	173,008	(10,861)	162,147

Operating income	7,470	903	1,568	188	10,129	—	10,129

(Note) 1.	As of the end of fiscal year ended March 31, 2010, FASB ACS 280 “Segment Reporting” (formerly the U.S. FASB Statement No. 131 “Disclosure about Segments of an Enterprise and Related Information”) has been applied in our financial statements. In accordance with the application of this FASB ASC 280, the segment information for the previous fiscal year ended March 31, 2009 has been changed and presented as applicable.

2.	Core products of respective businesses:

Wacoal business (domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, restaurant, culture, services, etc.

Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products

Wacoal business (overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

b.	Segment Information by Location
Fiscal Year Ended March 31, 2010 (April 1, 2009 to March 31, 2010)
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
I. Sales
Sales to outside customers	144,048	7,885	11,364	163,297	—	163,297
II. Long-lived assets	59,288	3,139	1,949	64,376	(205)	64,171
Fiscal Year Ended March 31, 2009 (April 1, 2008 to March 31, 2009)
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
I. Sales
Sales to outside customers	149,927	7,573	14,776	172,276	—	172,276
II. Long-lived assets	58,382	2,069	2,039	62,490	(209)	62,281
(Note) 1.	Countries or areas are classified according to geographical proximity.

2.	Main countries and areas belonging to classifications other than Japan

Asia: various countries of East Asia and Southeast Asia

Europe/N.A.: North America and European countries

3.	Long-lived assets mainly include tangible fixed assets and other intangible fixed assets.
c.	Overseas Sales
Fiscal Year Ended March 31, 2010 (April 1, 2009 — March 31, 2010)
(Unit: Million Yen)

	Asia	Europe/N.A.	Total
I. Overseas sales	7,885	11,364	19,249
II. Consolidated sales	—	—	163,297
III. Ratio of overseas sales in consolidated sales	4.8%	7.0%	11.8%
Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
(Unit: Million Yen)

	Asia	Europe/N.A.	Total
I. Overseas sales	7,573	14,776	22,349
II. Consolidated sales	—	—	172,276
III. Ratio of overseas sales in consolidated sales	4.4%	8.6%	13.0%
(Note) 1.	Countries or areas are classified according to geographical proximity.

2.	Main countries and areas belonging to classifications other than Japan

Asia: various countries of East Asia and Southeast Asia

Europe/N.A.: North America and European countries

(vi)	Status of Sales

	Fiscal Year Ended March 31, 2010		Fiscal Year Ended March 31, 2009
Segment name by type of business	Amount	Distribution ratio	Amount	Distribution ratio
	Million Yen	%	Million Yen	%
Innerwear
Foundation and lingerie	116,068	71.0	123,368	71.6
Nightwear	9,438	5.8	11,019	6.4
Children’s underwear	1,608	1.0	1,950	1.1

Subtotal	127,114	77.8	136,337	79.1

Outerwear/Sportswear	17,241	10.6	15,498	9.0
Hosiery	1,701	1.0	1,657	1.0
Other textile goods and related products	7,462	4.6	6,270	3.6
Others	9,779	6.0	12,514	7.3

Total	163,297	100.0	172,276	100.0

(Omission of Disclosure)
We have omitted the notes regarding the lease transactions, related-party transactions, stock options and business combinations etc. because we believe it is not sufficiently necessary to disclose information on these matters in these financial statements.

5.	Non-Consolidated Financial Statements (unaudited)
(1)	Balance Sheet

	As of March 31, 2010		As of March 31, 2009		Amount
Accounts	Amount	Distribution ratio	Amount	Distribution ratio	Increased/ (decreased)
(Assets)	Million Yen	%	Million Yen	%	Million Yen

Current Assets	4,521	3.1	3,570	2.4	950

Cash and bank deposits	1,105		608		497
Marketable securities	2,259		2,367		(107)
Deferred tax assets	76		85		(8)
Others	1,078		508		569

Fixed Assets	142,377	96.9	142,557	97.6	(179)

Tangible fixed assets	38,967	26.5	38,159	26.1	808
Buildings	18,183		18,030		153
Structures	431		379		51
Machinery and vehicles	—		9		(9)
Equipment and tools	1,580		1,560		19
Land	18,714		18,179		535
Construction in progress	58		—		58

Intangible fixed assets	587	0.4	587	0.4	0
Leasehold right	585		585		—
Others	1		1		0

Investment and other assets	102,821	70.0	103,809	71.1	(987)
Investment securities	4,227		8,081		(3,853)
Stock of affiliated companies	97,754		95,311		2,442
Deferred tax assets	570		204		366
Others	268		212		56

Total Assets	146,898	100.0	146,127	100.0	771

	As of March 31, 2010		As of March 31, 2009
		Distribution		Distribution	Amount
Accounts	Amount	ratio	Amount	ratio	Increased/ (decreased)
(Liabilities)	Million Yen	%	Million Yen	%	Million Yen

Current Liabilities	4,018	2.7	4,168	2.8	(150)

Notes payable	3		6		(2)
Short-term borrowings from affiliated companies	3,000		3,500		(500)
Accrued liability	887		448		438
Accrued expenses	8		11		(2)
Accrued corporate taxes, etc.	22		57		(35)
Accrued bonuses	57		89		(32)
Reserve for officers’ bonuses	19		40		(21)
Others	20		15		5

Fixed Liabilities	420	0.3	420	0.3	—

Others	420		420		—

(Total Liabilities)	4,439	3.0	4,589	3.1	(150)

(Net Assets)

Shareholders’ equity	142,462	97.0	141,829	97.1	632

Common stock	13,260	9.0	13,260	9.1	—
Additional paid-in capital	29,294	20.0	29,294	20.1	—
Capital reserve	29,294		29,294		—
Retained earnings	102,150	69.5	102,867	70.4	(716)
Retained earnings reserve	3,315		3,315		—
Other retained earnings	98,835		99,552		(716)
Reserve of deferred gain on sales of fixed assets	1,942		2,008		(66)
General reserve	90,000		95,000		(5,000)
Retained earnings carried forward	6,893		2,543		4,349
Treasury stock	(2,242)	(1.5)	(3,591)	(2.5)	1,349

Difference of appreciation and conversion	(107)	(0.1)	(345)	(0.2)	238

Other securities valuation difference	(107)	(0.1)	(345)	(0.2)	238

Stock acquisition rights for subscription of new shares	103	0.1	53	0.0	50

(Total Net Assets)	142,459	97.0	141,537	96.9	921

Total Liabilities and Net Assets	146,898	100.0	146,127	100.0	771

(2)	Income Statement

	Fiscal Year Ended		Fiscal Year Ended
	March 31, 2010		March 31, 2009		Amount
Accounts	Amount	Percentage	Amount	Percentage	Increased/ (decreased)
	Million Yen	%	Million Yen	%

Operating revenue	6,968	100.0	6,171	100.0	796
Income from rent	4,018		4,041		(22)
Dividend Income	2,620		1,763		857
Others	328		366		(37)
Cost of sales	1,977	28.4	2,086	33.8	(108)
Cost of lease	1,977		2,086		(108)

Gross operating profit	4,990	71.6	4,085	66.2	905
Selling, general and administrative expenses	1,958	28.1	2,079	33.7	(120)

Operating income	3,032	43.5	2,006	32.5	1,025
Non-operating income	88	1.3	108	1.8	(19)
Interest income	0		1		(0)
Interest on marketable securities	70		80		(10)
Dividends received	0		1		(0)
Gain on sell of marketable securities	—		0		(0)
Miscellaneous income	17		24		(7)
Non-operating expenses	14	0.2	21	0.4	(6)
Interest expense	10		14		(4)
Miscellaneous loss	3		6		(2)

Current income	3,106	44.6	2,093	33.9	1,013
Extraordinary gains	73	1.0	1	0.0	72
Gains on sales of fixed assets	73		1		72
Extraordinary loss	802	11.5	327	5.3	474
Valuation loss of affiliate stock	556		307		248
Valuation loss on marketable securities	73		16		57
Valuation loss on investment securities	5		—		5
Loss on disposal of fixed assets	120		4		116
Impairment loss	45		—		45

Pre-tax net income	2,378	34.1	1,766	28.6	611
Corporate tax, resident tax and enterprise tax	11	0.2	301	4.9	(289)
Adjustment of corporate tax, etc.	(521)	(7.5)	202	3.2	(723)

Net income	2,887	41.4	1,262	20.5	1,624

(3)	Statements of Change in Shareholders’ Equity

	Fiscal Year Ended	Fiscal Year Ended
Accounts	March 31, 2010	March 31, 2009
	Million Yen	Million Yen

Shareholders’ equity
Common stock
Balance as of March 31, 2009	13,260	13,260
Change during fiscal year ended March 31, 2010
Total change during fiscal year ended March 31, 2010	—	—

Balance as of March 31, 2010	13,260	13,260

Additional paid-in capital
Capital reserve
Balance as of March 31, 2009	29,294	29,294
Change during fiscal year ended March 31, 2010
Total change during fiscal year ended March 31, 2010	—	—

Balance as of March 31, 2010	29,294	29,294

Retained earnings
Retained earnings reserve
Balance as of March 31, 2009	3,315	3,315
Change during fiscal year ended March 31, 2010
Total change during fiscal year ended March 31, 2010	—	—

Balance as of March 31, 2010	3,315	3,315

Other retained earnings
Reserve for deferred gain on sales of fixed assets
Balance as of March 31, 2009	2,008	2,075
Change during fiscal year ended March 31, 2010
Transfer from reserve for deferred gain on sales of fixed assets	(66)	(66)

Total change during fiscal year ended March 31, 2010	(66)	(66)

Balance as of March 31, 2010	1,942	2,008

General reserve
Balance as of March 31, 2009	95,000	95,000
Change during fiscal year ended March 31, 2010
Transfer from general reserve	(5,000)	—

Total change during fiscal year ended March 31, 2010	(5,000)	—

Balance as of March 31, 2010	90,000	95,000

Retained earnings carried forward
Balance as of March 31, 2009	2,543	4,797
Change during fiscal year ended March 31, 2010
Transfer from reserve for deferred gain on sales of fixed assets	66	66
Transfer from general reserve	5,000	—
Dividends from surplus	(3,511)	(3,583)
Net income	2,887	1,262
Disposal of treasury stock	(92)	—

Total change during fiscal year ended March 31, 2010	4,349	(2,253)

Balance as of March 31, 2010	6,893	2,543

Treasury stock
Balance as of March 31, 2009	(3,591)	(54)
Change during fiscal year ended March 31, 2010
Purchase of treasury stock	(1,249)	(3,536)
Disposal of treasury stock	2,598	—

Total change during fiscal year ended March 31, 2010	1,349	(3,536)

Balance as of March 31, 2010	(2,242)	(3,591)

	Fiscal Year Ended	Fiscal Year Ended
Accounts	March 31, 2010	March 31, 2009
	Million Yen	Million Yen

Total shareholders’ equity
Balance as of March 31, 2009	141,829	147,687
Change during fiscal year ended March 31, 2010
Dividends from surplus	(3,511)	(3,583)
Net income	2,887	1,262
Purchase of treasury stock	(1,249)	(3,536)
Disposal of treasury stock	2,506	—

Total change during fiscal year ended March 31, 2010	632	(5,857)

Balance as of March 31, 2010	142,462	141,829

Difference of appreciation and conversion
Other securities valuation difference
Balance as of March 31, 2009	(345)	(124)
Change during fiscal year ended March 31, 2010
Net change of items other than shareholders’ equity	238	(221)

Total change during fiscal year ended March 31, 2010	238	(221)

Balance as of March 31, 2010	(107)	(345)

Total difference of appreciation and conversion
Balance as of March 31, 2009	(345)	(124)
Change during fiscal year ended March 31, 2010
Net change of items other than shareholders’ equity	238	(221)

Total change during fiscal year ended March 31, 2010	238	(221)

Balance as of March 31, 2010	(107)	(345)

Stock acquisition rights
Balance as of March 31, 2009	53	—
Change during fiscal year ended March 31, 2010
Exercise of stock acquisition rights	(4)	—
Net change of items other than shareholders’ equity	55	53

Total change during fiscal year ended March 31, 2010	50	53

Balance as of March 31, 2010	103	53

Total net assets
Balance as of March 31, 2009	141,537	147,562
Change during fiscal year ended March 31, 2010
Dividends from surplus	(3,511)	(3,583)
Net income	2,887	1,262
Purchase of treasury stock	(1,249)	(3,536)
Disposal of treasury stock	2,506	—
Exercise of stock acquisition rights	(4)	—
Net change of items other than shareholders’ equity	293	(167)

Total change during fiscal year ended March 31, 2010	921	(6,024)

Balance as of March 31, 2010	142,459	141,537

(4)	Notes on Going Concern

Not applicable.

(5)	Significant Accounting Policies
(i)	Valuation Standards and Method of Assets
Valuation standards and method of securities

Stock of affiliated companies: Cost accounting method based on moving average method

Other securities:
Securities with market value: Market value method based on market price on closing day for the end of the year (Variance in valuation is based on method of directly including all net assets, and cost of sales is calculated based on moving average method)

Securities without market value: Cost accounting method based on moving average method
(ii)	Depreciation Method of Fixed Assets
a.	Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.
Buildings and structures: 5 to 50 years

Machinery and vehicles: 2 to 4 years

Equipment and tools: 2 to 20 years
b.	Intangible fixed assets: Fixed amount method
(iii)	Reserves
a.	Accrued bonuses: In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

b.	Reserve for officers’ bonuses: In order to provide bonuses to officers, reserve for officers’ bonuses are reserved based on the anticipated amount to be paid.
(iv)	Processing Method of Lease Transactions
Finance lease transactions are pursuant to accounting procedures based on the method according to an ordinary sale and purchase transaction. However, finance lease transactions with small transaction amounts and finance lease transactions executed prior to March 31, 2008 are pursuant to accounting procedures based on the method according to an ordinary lease transaction.
(v)	Other Material Matters in Preparation of Financial Statements
Accounting procedures for consumption tax, etc. are based on the tax-excluded method.

(6)	Notes to Non-Consolidated Financial Statements

	(Fiscal Year Ended March 31, 2010)	(Fiscal Year Ended March 31, 2009)

(Notes to the Balance Sheet)

Accumulated depreciation in tangible fixed assets	28,507 million yen	27,747 million yen
(Notes to the Statements of Change in Shareholders’ Equity)
Fiscal Year Ended March 31, 2010 (April 1, 2009 — March 31, 2010)
Matters concerning the type and number of treasury stock:

	Shares as of the end of	Increase during	Decrease during	Shares as of the end of
Type of Stock	fiscal 2009	fiscal 2010	fiscal 2010	fiscal 2010
Ordinary stock	2,927,238	1,142,188	2,119,687	1,949,739

*	Reason for Increase in the Number of Shares of Treasury Stock

Increase in shares due to acquisition pursuant to the resolution of the board of directors:	832,716 shares
Increase in shares due to purchase of fractional stocks:	309,472 shares
Decrease in shares due to stock swap and exercise of stock options:	2,108,063 shares
Decrease in shares due to purchase of fractional stocks:	11,624 shares
Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
Matters concerning the type and number of treasury stock:

	Shares as of the end of	Increase during	Decrease during	Shares as of the end of
Type of Stock	fiscal 2008	fiscal 2009	fiscal 2009	fiscal 2009
Ordinary stock	35,998	2,891,240	—	2,927,238

*	Reason for Increase in the Number of Shares of Treasury Stock

Increase in shares due to acquisition pursuant to the resolution of the board of directors:	2,855,000 shares
Increase in shares due to purchase of fractional stocks:	36,240 shares
(Notes to Marketable Securities)
     Shares of affiliated companies with market value

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2010	March 31, 2009
	Million yen	Million yen
Appropriation on balance sheet	2,163	2,163
Market value	3,253	2,627

Balance	1,089	463

6.	Others
(1)	Changes to Corporate Officers
               The scheduled changes to directors and auditors after the conclusion of the 62nd ordinary general meeting of shareholders to be held on June 29, 2010 will be as follows.
(i)	Director
1.	New Candidates for Directors (as of June 29, 2010 (scheduled))

Ikuo Otani (Wacoal Corporation, Director and Corporate Officer)
Morio Ikeda (Shiseido Company, Limited, Adviser)

*Mr. Morio Ikeda is an outside director as set forth in Article 2-15 of the Corporation Law.

2.	Resigning Directors (as of June 29, 2010 (scheduled))

Shoichi Suezawa Kazuo Inamori
(ii)	Corporate Auditor
1.	New Candidate for Corporate Auditor (as of June 29, 2010 (scheduled))

Akira Katayanagi (Mitsubishi UFJ NICOS Co., Ltd., Representative Director and Chairman) *Mr. Akira Katayanagi is an outside corporate auditor as set forth in Article 2-16 of the Corporation Law.

2.	Resigning Corporate Auditor (as of June 29, 2010 (scheduled))

Yutaka Hasegawa
     The management and administrative organization after the conclusion of the 62nd Ordinary General Meeting of Shareholders to be held on June 29, 2010 will be as follows:
Management and Administrative Organization for the 63rd Fiscal Year

Director/Corporate Auditor	Name
Representative Director	Yoshikata Tsukamoto
Director and Vice President	Hideo Kawanaka
Director	Tadashi Yamamoto
Director	Ikuo Otani (new)
Director (outside director)	Mamoru Ozaki
Director (outside director)	Morio Ikeda (new)
Director (outside director)	Atsushi Horiba

Corporate Auditor	Kimiaki Shiraishi
Corporate Auditor	Yoshio Kawashima
Corporate Auditor (outside corporate auditor)	Akira Katayanagi (new)
Corporate Auditor (outside corporate auditor)	Tomoharu Kuda
Corporate Auditor (outside corporate auditor)	Yoko Takemura

(Reference)
     The management and administrative organization for the 6th term of Wacoal Corporation will be as follows:
Management and Administrative Organization for the 6th Term

Director/Corporate Auditor	Corporate Officer	Name	Responsibility
Representative Director	President and Corporate Officer	Yoshikata Tsukamoto
Director	Vice President and Corporate Officer	Hideo Kawanaka	Business Restructuring, Sales Control Department and Peach John Support
Director	Senior Corporate Officer	Tadashi Yamamoto	General Manager of International Operation
Director	Senior Corporate Officer	Hironobu Yasuhara	General Manager of Wacoal Brand Operation Division
Director	Senior Corporate Officer	Yuzo Ide	General Manager of Wing Brand Operation Division
Director	Corporate Officer	Ikuo Otani	Accounting
Director	Corporate Officer	Akio Shinozaki	Chief of Human Science Research Center

Corporate Auditor		Kimiaki Shiraishi
Corporate Auditor		Shoichi Kono

	Managing Corporate Officer	Yasuyuki Nakatsutsumi	General Manager of East Japan Sales Control, Wacoal Brand Operation Division
	Managing Corporate Officer	Masakazu Kitagawa	General Manager of West Japan Sales Control, Wacoal Brand Operation Division
	Managing Corporate Officer	Masahiro Joshin	General Manager of Chain Stores Sales Control, Wacoal Brand Operation Division
	Corporate Officer (new)	Masaya Wakabayashi	Chief of Corporate Planning
	Corporate Officer	Mitsuo Yamamoto	General Manager of Personnel and Administration Department
	Corporate Officer	Akio Ouchi	General Manager of Information System Division
	Corporate Officer	Hiroshi Nishioka	General Manager of Kyoto Sales Office, Wing Brand Operation Division
	Corporate Officer	Ryuji Fukushima	General Manager of Specialty Retail Stores Operation Division
	Corporate Officer	Nobuhiro Matsuda	Administration and Business Management of Kyoto Building and Operation and Management Manager of Specialty Retail Stores Operation Division
	Corporate Officer (new)	Tsuneo Matsui	General Manager of Wellness Business Division
	Corporate Officer (new)	Kiyotaka Hiroshima	General Manager of Technology/Production Division
—End—

EXHIBIT 2
[Translation]
May 11, 2010
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani,
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Notice on Distribution of Surplus
     We hereby give notice that Wacoal Holdings Corp. has decided at a meeting of its board of directors held on May 11, 2010 to make the following distribution of surplus with a record date of March 31, 2010.
1. Details of Dividend

Most Recent
		Dividend Forecast	Dividend paid Last Year
		(Announced on	(Year ended
	Determined Amount	January 29, 2010)	March 2009)
Record date	March 31, 2010	March 31, 2010	March 31, 2009
Dividend per share	20.00 yen	20.00 yen	25.00 yen
Total dividend	2,829 million yen	—	3,511 million yen
Effective date	June 7, 2010	—	June 3, 2009
Dividend resource	Earned surplus	—	Earned surplus
2. Reasons
     Our basic policy on profit distribution to shareholders is to make stable distributions taking our consolidated performance into account, while trying to improve the value of our business through active investment for improved profitability as well as to increase earnings per share.
     The distribution for the year ended March 2010 will be 20.00 yen per share as initially forecasted.
— End —

EXHIBIT 3
[Translation]
May 11, 2010
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani,
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Considerations and Policies Regarding Minimum Stock Trading Unit Reduction
1. Considerations relating to Minimum Stock Trading Unit Reduction
     We believe it is important to encourage investors to hold our stock on a long-term and stable basis and to expand our investor base. To achieve this, we recognize that decreasing our minimum stock trading unit is one of the useful measures to reach out to individual investors.
2. Policies relating to Minimum Stock Trading Unit Reduction
     We will continue to carefully consider the reduction of our minimum stock trading unit comprehensively taking into account various factors, such as stock market trends, stock prices, demand and supply, and the costs and benefits of the reduction of our minimum stock trading unit.
     Specific measures for the above and the timing of implementation of such measures have not been determined.
— End —